                                [WSGR Letterhead]





                                 December 3, 1996

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 7-6
Washington, D.C. 20549
ATTN:  Thomas Jones, Senior Attorney

         RE: INTROGEN THERAPEUTICS, INC. (THE "COMPANY") REQUEST FOR WITHDRAWAL OF THE COMPANY'S REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-11297).

Dear Mr. Jones:

         Attached is the Company's request for withdrawal of its Registration Statement on Form S-1 (File No. 333-11297) pursuant to Rule 477 of the Securities Act of 1933. Such withdrawal would deregister 3,105,000 shares (includes the 405,000 share over-allotment option) of the Company's Common Stock originally registered thereunder.

         I would appreciate receiving notice of the Security and Exchange Commission's grant of such withdrawal. Any questions or comments should be directed to me or Marnia Nichols at (415) 493-9300.

         Thanking you in advance.

                                   Sincerely,

                                   WILSON SONSINI GOODRICH & ROSATI
                                   Professional Corporation

                                   /s/ William B. Owens, Jr.

                                   William B. Owens, Jr.

cc:  Abe Zachariah
     George Hnatiw
     Maria A. Konstantindis

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                              [Introgen Letterhead]




                                 December 3, 1996


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 7-6
Washington, D.C. 20549
ATTN:  Thomas Jones, Senior Attorney

         RE: INTROGEN THERAPEUTICS, INC. (THE "COMPANY") REQUEST FOR WITHDRAWAL OF THE COMPANY'S REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-11297).

Dear Mr. Jones:

         In light of current market conditions, the Company hereby requests withdrawal of its Registration Statement on Form S-1 (File No. 333-11297) pursuant to Rule 477 of the Securities Act of 1933. Such withdrawal would deregister 3,105,000 shares (includes the 405,000 share over-allotment option) of the Company's Common Stock originally registered thereunder. The Company does not believe withdrawal to be inconsistent with the public interest and the protection of investors.

         Thank you for your assistance.

                                       Sincerely,

                                       INTROGEN THERAPEUTICS, INC.

                                       BY: /s/ David G. Nance
                                           ---------------------------------
                                       David G. Nance
                                       President and Chief Executive Officer



cc:  Abe Zachariah
     George Hnatiw
     Maria A. Konstantindis